15028110

SEC… …MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2014 (MM/DD/YY) AND ENDING 10/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **National Bank of Canada Financial Inc.**

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street, 31st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul E. Morris — 212-632-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul E. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE LENNON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6236390
Qualified in Kings County
Commission Expires Feb. 28, 2019

D Lennon 12/17/15
Notary Public

Paul E. Morris
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A Supplemental Report to claim an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (ii) (filed separately).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARY
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and Subsidiary (the "Company") as of October 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and Subsidiary as of October 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 18, 2015

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARY
Consolidated Statement of Financial Condition
As of October 31, 2015
(In Thousands of U.S. Dollars)

	$
Assets	
Cash (Note 6)	**4,133**
Securities borrowed (Notes 4 and 6)	**352,643**
Deposits with clearing broker-dealers and organizations	**15,589**
Receivable from broker-dealers and clearing organizations (Notes 5 and 6)	**47,297**
Receivable from customers	**2,142**
Receivable from related parties (Note 6)	**29,193**
Securities owned, including amounts pledged of $102,675, at fair value (Notes 4 and 7)	**356,644**
Income taxes receivable (Note 8)	**2,781**
Other assets (Note 9)	**2,381**
	812,803
Liabilities	
Securities loaned (Notes 4 and 6)	**268,127**
Payable to broker-dealers and clearing organizations (Notes 5 and 6)	**70,811**
Payable to related parties (Note 6)	**9,476**
Securities sold, not yet purchased, at fair value (Note 7)	**9,663**
Income taxes payable (Note 8)	**6,787**
Deferred income taxes (Note 8)	**279**
Accrued expenses and other liabilities	**9,931**
	375,074
Commitments and contingencies (Note 10)	
Stockholder's Equity	
Common stock, par value of one cent per share: 3,000 shares authorized 1,000 shares issued and outstanding	**-**
Additional paid-in capital	**456,537**
Accumulated deficit	**(18,808)**
	437,729
	812,803

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Description of the Business

National Bank of Canada Financial Inc. and Subsidiary (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in agency transactions with institutional clients and broker-dealers and principal trading on active financial markets.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, NBF Securities (USA) Ltd. ("USA Ltd."), a holding company.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II FOCUS filing purposes. Accordingly, the accounts of USA Ltd. are not included in the FOCUS reports filed with the FINRA.

The assets, liabilities and stockholder's equity of USA Ltd. as of October 31, 2015, are as follows:

	$
Total assets	**22,621**
Total liabilities	**38**
Stockholder's equity	**22,583**

2. Significant Accounting Policies (continued)

Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Securities Transactions

Principal securities transactions are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Customer securities transactions are reported on a settlement date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the consolidated statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, forward, future and option contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Accounting Standards Recently Adopted

In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Topic 740)". This ASU eliminates the option of presenting unrecognized tax benefits as a liability or as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. An unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted. The Company's adoption of ASU No. 2013-11 on November 1, 2014, did not have a material impact on its consolidated financial condition.

In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". ASU No. 2015-07 requires that investments for which the fair value is measured at net asset value ("NAV") using the practical expedient (investments in funds measured at NAV) under "Fair Value Measurements and Disclosures (Topic 820)" be excluded from the fair value hierarchy. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company early adopted ASU No. 2015-07 in August 2015 and its adoption did not affect the Company's consolidated financial condition. See Note 3 for the disclosures required by ASU No. 2015-07.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". ASU No. 2014-11 changes the accounting for repurchase and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales are effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions are required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. This guidance is not expected to have a material impact on the Company's consolidated statement of financial condition.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern", which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their statements of financial condition. The ASU requires management of an entity to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's statement of financial condition and also provide disclosures if there is "substantial doubt about the entity's ability to continue as a going concern". The ASU is effective for the annual reporting period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. This guidance is not expected to have a material impact on the Company's consolidated statement of financial condition.

3. Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, these exchange-traded equity securities, funds and trusts are generally categorized in Level 1 of the fair value hierarchy.

(b) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(c) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(d) Investments in Private Equity Funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the NAV of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds that are measured at fair value using the NAV per share, or its equivalent, are not classified in the fair value hierarchy.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Receivable from broker-dealers and clearing organizations					
Futures contracts	2,406	-	-	-	2,406
Securities owned					
Exchange-traded fund shares	193,482	-	-	-	193,482
Exchange-traded equity securities	150,426	-	-	-	150,426
Exchange-traded real estate investment trust units	9,086	-	-	-	9,086
Investment in a private equity fund measured at NAV [(1)]					3,650
	352,994	-	-	-	356,554
	355,400	-	-	-	359,050
Financial liabilities					
Payable to broker-dealers and clearing organizations					
Futures contracts	7,826	-	-	(7,826)	-
Payable to related parties					
Total return equity swap contract	-	16	-	-	16
Securities sold, not yet purchased					
Exchange-traded equity securities	8,091	-	-	-	8,091
Exchange-traded fund shares	1,572	-	-	-	1,572
	9,663	-	-	-	9,663
	17,489	16	-	(7,826)	9,679

(1) The investment in a private equity fund, which is measured at fair value using the NAV per share, or its equivalent, is not classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition. For additional disclosures about this investment, see *"Fair Value of Investments that are Measured at Net Asset Value"* herein.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts and related margin balances recorded in amounts receivable from broker-dealers and clearing organizations in the consolidated statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Equity futures contracts	2,406	-	2,406	-	-	2,406
	2,406	-	2,406	-	-	2,406

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. Fair values of futures contacts are recorded as amounts receivable from broker-dealers and clearing organizations in the consolidated statement of financial condition.

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Equity futures contracts	7,825	(7,825)	-	-	-	-
Interest rate futures contracts	1	(1)	-	-	-	-
	7,826	(7,826)	-	-	-	-

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent related margin balances deposited in the Company's commodities trading accounts which are recorded as receivable from broker-dealers and clearing organizations in the consolidated statement of financial condition.

3. Fair Value and Financial Instruments (continued)

Fair Value of Investments that are Measured at Net Asset Value

Fair value and unfunded commitment information solely about the Company's investment in a private equity fund measured at fair value using NAV per share, or its equivalent, are as follows as of October 31, 2015:

	Fair Value	Commitment
	$	$
Investment in a private equity fund	**3,650**	**1,381**

This fund is organized primarily to make privately negotiated and open market investments in equity and debt securities of financial services companies. The investment in this fund is generally not redeemable due to the closed-ended nature of the fund. Instead, distributions from the fund will be received as the underlying investments of the fund are disposed and monetized. This fund shall continue through September 19, 2018 and its term may be extended for two successive one-year periods under certain conditions.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's consolidated statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	4,133	4,133	4,133	-	-
Securities borrowed	352,643	352,643	-	352,643	-
Deposits with clearing broker-dealers and organizations	15,589	15,589	15,589	-	-
Receivable from broker-dealers and clearing organizations	44,891	44,891	-	44,891	-
Receivable from customers	2,142	2,142	-	2,142	-
Receivable from related parties	29,193	29,193	-	29,193	-
Other assets (1)	1,953	1,953	852	1,101	-
	450,544	450,544	20,574	429,970	-
Financial liabilities					
Securities loaned	268,127	268,127	-	268,127	-
Payable to broker-dealers and clearing organizations	70,811	70,811	-	70,811	-
Payable to related parties	9,460	9,460	-	9,460	-
Accrued expenses and other liabilities (2)	2,391	2,391	-	2,391	-
	350,789	350,789	-	350,789	-

(1) Excludes certain non-financial assets such as prepaid expenses and furniture, equipment and leasehold improvements.
(2) Excludes certain non-financial liabilities such as accrued employee compensation and benefits.

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2015, the Company's greatest concentration of credit risk is from amounts receivable from the ultimate parent company totaling $22,615.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, future, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with its ultimate parent company to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of the ultimate parent company's stock price.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional or contract amounts of derivative financial instruments as of October 31, 2015, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	4,104	-	4,104
Exchange-traded contracts			
Long futures contracts	9,647	-	9,647
Short futures contracts	352,494	-	352,494
	366,245	-	366,245
Interest rate derivatives			
Exchange-traded contracts			
Short futures contracts	20,000	-	20,000
	20,000	-	20,000
	386,245	-	386,245

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2015, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contract		
Swap	-	16
Exchange-traded contracts		
Futures contracts	2,406	7,825
	2,406	7,841
Interest rate derivatives		
Exchange-traded contracts		
Futures contracts	-	1
	-	1
Total derivatives	2,406	7,842
Netting	-	(7,826)
	2,406	16

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deposit cash with the lender. The Company is permitted to sell or re-pledge the securities received. As of October 31, 2015, the fair value of securities received as collateral under securities borrowed transactions amounted to $344,884, of which the Company re-pledged $155,363 under securities loaned transactions.

The Company pledges certain of its securities owned for securities lending transactions. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $102,675, as presented on the face of the consolidated statement of financial condition as of October 31, 2015.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the consolidated statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the consolidated statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related party transactions, see Note 6.

The following table presents as of October 31, 2015, the gross and net balances of securities borrowed.

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	352,643	-	352,643	(344,884)	-	7,759
	352,643	-	352,643	(344,884)	-	7,759

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned (continued)

The following table presents as of October 31, 2015, the gross and net balances of securities loaned.

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Securities loaned	268,127	-	268,127	(258,039)	-	10,088
	268,127	-	268,127	(258,039)	-	10,088

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI. For further information on related party transactions with NBFI, see Note 6.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2015, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-receive (Note 6)	-	2,142
Receivable from clearing broker-dealers (Note 6)	47,297	-
Payable to clearing organizations	-	68,669
	47,297	70,811

Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

(In Thousands of U.S. Dollars)

6. Related Party Transactions

As of October 31, 2015, $3,766 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

As of October 31, 2015, the Company's securities borrowed and securities loaned balances presented on the consolidated statement of financial condition included a balance of $245,365 of securities borrowed from NBFI as well as a balance of $86,631 of securities loaned to NBFI.

As of October 31, 2015, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.13% per annum, maturing on November 13, 2015	**22,600**
Receivable bearing no interest with no fixed term of payment	**15**
Payable to related parties	
Payable bearing interest at the rate of 0.12 % per annum, maturing on November 2, 2015	**8,400**
Payable bearing no interest with no fixed term of payment	**1,044**
NBFI	
Receivable from broker-dealers and clearing organizations (consisting of the Company's commodity trading account net equity value)	**43,529**
Receivable from related parties	
Net interest receivable resulting from securities loaned and securities borrowed transactions conducted in October 2015 and due by November 30, 2015	**238**
Receivable bearing no interest with no fixed term of payment	**6,340**
Payable to broker-dealers and clearing organizations (consisting of securities failed-to-receive)	**2,142**
Payable to related parties	**32**

Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

(In Thousands of U.S. Dollars)

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at fair value, consisted of the following as of October 31, 2015:

	$
Exchange-traded fund shares	**193,482**
Exchange-traded equity securities	**150,426**
Exchange-traded real estate investment trust units	**9,086**
Investment in a private equity fund	**3,650**
	356,644

Securities sold, not yet purchased, at fair value, consisted of the following as of October 31, 2015:

	$
Exchange-traded equity securities	**8,091**
Exchange-traded fund shares	**1,572**
	9,663

(In Thousands of U.S. Dollars)

8. Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in this consolidated statement of financial condition using a blended statutory income tax rate based on separate entity results.

As of October 31, 2015, income taxes receivable and income taxes payable amounted to $2,781 and $6,787, respectively.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2015, the Company`s had no deferred income tax assets and had deferred income tax liabilities totaling $279.

The Company implemented FASB ASC 740, "Income Taxes", which formally incorporates FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (1) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (2) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). As of October 31, 2015, the balance of the Company's UTBs was nil, which was unchanged since October 31, 2014. It is difficult to project how UTBs will change over the next year.

There are no tax examinations currently in process. The Company remains subject to examination by the Internal Revenue Service and by state tax authorities for income tax returns for the years ended October 31, 2012 to 2015.

(In Thousands of U.S. Dollars)

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are included in other assets on the consolidated statement of financial condition and consist of the following:

	$
Leasehold improvements	4,419
Furniture and fixtures	956
Computer software	95
	5,470
Accumulated depreciation	(5,400)
	70

10. Commitments and Contingencies

Commitments

(a) Operating Leases

As of October 31, 2015, the Company is committed under operating leases for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending on October 31st of:	$
2016	2,060
2017	1,785
2018	1,785
2019	1,785
2020	595
Thereafter	-
Total minimum lease payments	**8,010**

(In Thousands of U.S. Dollars)

10. Commitments and Contingencies (continued)

Commitments (continued)

(a) Operating Leases (continued)

In accordance with FASB ASC 420, "Exit or Disposal Cost Obligations", the Company determined in a prior fiscal year that all of the future economic benefits associated with an operating lease to which it is committed for one of its office premises were permanently lost due to the discontinuance of operations at this office's location. As of October 31, 2015, there remains a provision of $261 for net costs that will continue to be incurred during the remaining term of this office lease contract. This provision, net of sublease income of $178 to be earned over the remaining term of the lease, is included in accrued expenses and other liabilities in the consolidated statement of financial condition as of October 31, 2015. This provision represents an estimate and actual costs net of sublease income collected could differ from this estimate. The office lease contract is not cancellable and expires in March 2016.

The Company has segregated $852 in a bank account to fully collateralize its obligations under one of its operating leases. The deposit is included in other assets in the consolidated statement of financial condition as of October 31, 2015.

(b) Investment in a Private Equity Fund

The Company holds a capital interest in a private equity fund. As of October 31, 2015, the Company has an unpaid capital commitment of $1,381 in this fund.

Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

11. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2015, the Company had net capital, as defined, of $321,699, which was $321,449 in excess of its minimum net capital of $250.

12. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.

13. Subsequent Events

In preparing the accompanying consolidated statement of financial condition, management has reviewed events that occurred after October 31, 2015, through the date of issuance of this consolidated statement of financial condition. During this period, there were no events that required recognition and / or disclosure in the consolidated statement of financial condition.